September 23, 2024

Minoru Muranaga
Chief Financial Officer
BloomZ Inc.
Toyo Recording 1F, 4-5-19 Akasaka
Minato-ku, Tokyo 107-0052
Japan

        Re: BloomZ Inc.
            Draft Registration Statement on Form F-1
            Submitted September 16, 2024
            CIK No. 0001984014
Dear Minoru Muranaga:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenna Hough at 202-551-3063 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Ying Li